Exhibit 12(b)
FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Three Months Ended March 31, 2006

(millions of dollars)

Earnings, as defined:
Net income	$122
Income taxes	59
Fixed charges, as below	72

Total earnings, as defined	$253

Fixed charges, as defined:
Interest charges	$68
Rental interest factor	2
Capitalized interest	2

Total fixed charges, as defined	$72

Ratio of earnings to fixed charges and ratio of earnings to	3.51

combined fixed charges and preferred stock dividends (a)
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(a)

Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.